July 20, 2011

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4720

Re:  Chembio Diagnostics, Inc.
        Preliminary Proxy Statement
        Filed July 14, 2011
        File No.: 000-30379

Dear Mr. Riedler,

This letter provides the Chembio’s response to the Staff’s comments in its letter dated July 18, 2011 concerning the Company’s Form PRE 14A filed on July 14, 2011 (the “Proxy”). The responses below are numbered to correspond with the comments in the Staff’s letter.

1.  Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.

Response to Comment 1:
The Company proposes to modify the Proxy Statement to incorporate the Staff’s July 18, 2011 comments into the definitive Proxy Statement.  Specifically, the following is proposed to be added as the eleventh paragraph to Item 3 of the Proxy Statement:

No Plan to Issue Additional Shares of Common Stock After the Reverse Split.  The Company has no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.  As indicated elsewhere in this Proxy Statement, if the election of the new directors is approved by the shareholders, the new directors will be granted options according to the Company's outside director compensation policy.

2.  Please expand the discussion to address whether and how the proposed reverse stock split will affect your analysis of the number of shares available for issuance under the plan before and after the proposed increase.

Response to Comment 2:
The Company proposes to modify the Proxy Statement to incorporate the Staff’s July 18, 2011 comments into the definitive Proxy Statement.  Specifically, the following is proposed to be added as the sixth paragraph to Item 4 of the Proxy Statement:

As indicated previously under "Effects of a Reverse Stock Split" in Item 3 of this Proxy Statement, if the Company effects a reverse stock split of its common stock, of which there is no assurance, among other resulting occurrences, the number of shares reserved and available for issuance under the Company's Stock Incentive Plans then in effect, and the number, exercise price, grant price or purchase price of shares subject to all outstanding awards under those Plans, as well as the number, exercise price or purchase price of any other outstanding options and warrants, will be proportionately adjusted based on the reverse stock split ratio being utilized.  For example, in the case of a one-for-five reverse split, if there are 5 million shares available for future issuance under a Stock Incentive Plan, that number will be reduced to 1 million, and an outstanding stock option to acquire 500 shares at an exercise price of $.20 per share will become an outstanding stock option to acquire 100 shares at an exercise price of $1.00 per share.

If these modifications are acceptable to the Staff, we will incorporate them into and file the definitive Proxy Statement.  We would appreciate any additional comments that the Staff may have.

In connection with this filing, the Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in this Proxy Statement filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or Richard J. Larkin, Chembio’s CFO, at (631) 924-1135.

Very truly yours,

/s/ Lawrence A. Siebert
Lawrence A. Siebert
Chief Executive Officer

cc: John Krug
3661 Horse block Road, Medford New York 11763 USA
Tel: (631) 924-1135 Fax: (631) 924-6033 E-Mail: info@chembio.com   Website: www.chembio.com